GameApart

Virtual Teambuilding and Gaming Platform



GameApart
VERBODEN
Team Alpha
6
Michelle Rees
Jack Paterson
Dorothy Morrison
Maria Rutherford
Lillian Kerr
CAPTAIN
BUZZED!

AT WORK & AT HOME

TEAM MEETINGS HAVE MOVED TO VIDEO CALLS

51%

of global knowledge workers will **work remote by the end of 2022,** up 27% from 2019

*According to Gartner



MORE & MORE SOCIAL INTERACTIONS HAVE MOVED ONLINE TOO

81%

of people have been on a virtual hangout **in the last 90 days**

*In-House Study

VIRTUAL HANGOUTS AND MEETINGS ARE GETTING OLD

We need a platform to keep online interaction fun without diminishing the communication, connection, and bonding of in person events


PLAYER VERSION
TEAM BUILDING
GIFs Society
Safe for Work
CHARTY PARTY
SAFE FOR WORK
the Word
VERBODEN
Tip of the Tongue
GAME NIGHT

WE'VE BUILT THE PLATFORM

A TWO-SIDED MARKETPLACE

GAME MAKERS (CONTENT PARTNERS)


VERBODEN
CHARTY PARTY

+

TARGETTED ORIGINAL CONTENT


6:42
GameApart
Taking Game Night Digital
Join a Game
My Profile
How it Works
Host a Game
Activate Code
By using GameApart you agree to our Terms

USERS

- Digital Natives
- Remote Workers
- Distant Friends & Family

OUR EARLY TRACTION:

BUILT PLATFORM

- Available in the market (iOS + Android)
- Perfected the game creation process
- 8 games live (2 in development)
- Integrations to popular platforms (Zoom, etc.)

ACQUIRED CONTENT PARTNERS

- Closed 5 game partners
- Developed partnership model
- Building cross-marketing capability
- At capacity (12 month backlog)

EARLY USERS

- 10,000 sign-ups
- 71% activation (play a game) rate
- $2.15/sign-up

PEOPLE LOVE IT

Google Play Rating
4.6 ★★★★½

★★★★★
Love the gifs on Gifs Against Humanity! Super fun variety of games and easy to play.

Posted on
Google Play

Lindsay Williams
January 8

Product Hunt
#2 Product of the Day


GameApart
VICTOR
OCHOS LOCOS
EMPTY
ROUND 2/4
JOIN CODE JX7G9
Your turn!
Active Card
DRAW
PLAY

App Store Rating
4.6 ★★★★½

pgcus
★★★★★
October 13, 2020

Great game to play with friends!
I had the pleasure of trying out this game with a group of friends during a twitch stream. The available games are so fun and I felt like everyone was over at my house for a game night. I'm excited for the upcoming games and to keep playing with my friends and fam!

Posted on
Apple App Store

HOW IT WORKS

Infinitely flexible platform that focuses attention on engagement and interaction



GameApart
GIFs Society
GIPHY
The decade was off to a great start until ______ showed up.
Murder hornets
THE END IS NEAR
The decade was off to a great start until murder hornets showed up.
GROUP SCORE
0/0
JOIN CODE
JX7G9
TIME'S UP

Web-based "tabletop" shared over any video conferencing platform and provides a public view everyone can see

Mobile app acts as each player's hand or controller



GameApart
Prompt
The decade was off to a great start until ______ showed up.
GIFs Against Society
FLIP
SLIDE TO THE RIGHT
GIPHY

*Patent Pending


Annette
Greg
Ralph
Jorge
Eduardo
Stella
Jenny
Jorge
John
SCORE
GUESSER
Giovanni Hernandez
Tip of the Tongue
Time Left
0:15
CATEGORY
International Banc
END GAME
Group Score
0/0
Current Round
1/0
Join Code
JX7G9

OUR VISION

TODAY

An app for casual games in a virtual hangout, teambuilding meeting, or happy hour

TOMORROW

A social network that works seamlessly within business & consumer ecosystems to facilitate connection: together or remote

AFTER THAT

An immersive platform where physical and virtual interactions—both work and social—seamlessly come together in a way that preserves the intimacy and connection of sitting around a table regardless of where people are

THE MARKET

B2B

US Working Age Population
205M

US Workforce
157M

53% working remote some or all of the time by 2022
157M x 53% =
83M
SERVICEABLE USERS

B2C

US Smartphone Users
260.2M

81% have participated in a virtual hang out as of March 2021
260.2M x 81% =
211M

80% want to play games over a virtual hang out
211M x 80% =
169M
SERVICEABLE USERS

Combined Opportunity

ARPU $22.00
($22.00 x 83M = $1.8B)

$2.1 - $3.9B
Serviceable Available Market

ARPU $12.32
($12.32 x 169M = $2.1B)

COMPETITIVE LANDSCAPE

Multi-Game

Multi-game platforms developing their own titles

Win On Content & Access

Licensing deals with major game brands = rich IP and user loyalty

One Off

Hyper focused on one good game or activity

From Competitor to Partner

Can build their game on GameApart platform

Service

A virtual game or team building service i.e. host a custom trivia session

From Competitor to Partner

Can host their service on GameApart platform

OUR KEY DIFFERENTIATORS



PLATFORM

Our scalable technology works on any video conferencing or collaboration system (with integrations to several) and supports rapid development and hosting of games and virtual activities

PARTNERSHIPS

We are the only “games over Zoom” play on the market licensing and building out popular party games from independent game makers.

PLAYABILITY

Unlike most competitors, our platform works IN PERSON, VIRTUALLY, and in a mix of both.

THE PLAN

2020 | 2021 | 2022 | 2023

Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb

	Phase 1 BASELINE	Phase 2 USER ACQUISITION	Phase 3 MONETIZATION	Phase 4 SCALE
ACTIVITIES	Pre-Seed Raise Built Platform Initial Games Early Testing	Go-to-Market w/ B2B and Game Partners Measure, Test, Optimize Growth Factors & Features Strategically Add Content	Additional Features/Value for Subscribers Optimize Ad Revenue Partner Cross-Selling Monetize B2B Users	Expand Use Cases Geographic Expansion
OUTCOMES	MMP Live Marketing Channels Tested Everything Instrumented	Host Acquisition Cost < $20 Viral Growth Brings 10+ Users for Every Paid Acquisition 300K+ MAU	Cash Flow Breakeven LTV >$300 per Cohort (Initial User + Recruits) 75% of Revenue is Recurring	$75M Revenue @ 20% EBITDA Target Exit

These projections are not guaranteed

BUSINESS MODEL

B2B — INITIAL FOCUS

WE ACQUIRE ACCOUNTS
B2B sales process

WE MONETIZE ALL USERS
SaaS Subscription ($2/user/mo.)

B2B USERS HOST GAMES WITH FRIENDS & FAMILY
Viral acquisition thru consumers

B2C — LONGER TERM GROWTH

WE ACQUIRE HOSTS
Multiple acquisition channels
Loss leaders

HOSTS RECRUIT PLAYERS
Viral acquisition model

WE MONETIZE HOSTS AND PLAYERS
Monetize through ads or low-cost subscription ($12/year)

FINANCIAL PLAN


Revenue
Total Revenue (T12M)
Monthly Active Users (MAU)
Users
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
ACQUISITION
MONETIZATION
SCALE
Positive Cashflow (May '23)
2021
2022
2023
2024
2025

	2021	2022	2023	2024	2025
Monthly Active Users	7,026	221,900	1,287,796	3,169,705	5,863,908
Total Revenue	$3,363	$957,635	$14,717,285	$47,888,236	$99,598,091
Cost of Sales	$68,196	$844,950	$10,408,780	$31,227,221	$64,319,399
G&A	$734,839	$1,838,604	$3,549,766	$5,895,822	$7,688,456
EBITDA	($799,672)	($1,725,918)	$758,738	$10,765,192	$27,590,234

These projections are not guaranteed

THE TEAM

Leadership Team



James Simmons
Founder & CEO

- Experienced startup exec (CEO & CTO)
- CTO then CEO @ Everyone Counts (E1C)
- Sold E1C to Votem in 2018 (M&A Advisor's "Corporate/ Strategic Deal of the Year")
- Head of Engineering @ LegalZoom
- Advisor to multiple startups on product dev and scaling



Justin Simmons
Co-Founder & CTO

- Gaming industry experience / avid gamer
- Multiple Master's in Eng. (USC and Portland State)
- Worked the Disney/Fox merger
- Data & analytics rock star

FRACTIONAL



Lee Bellon
CMO

- Prior founder
- VP Marketing & Product Experience @ Deem
- Marketing and growth focused



Bill Kuncz
CFO

- San Diego CFO of the Year
- Founding CFO @ GreatCall
- CFO @ AutoVitals

In-House Team



Mark
Manage
Game Producer
Software Developer
Designer

Contract Team

- Platform Development
- Game Design/ Art
- Quality
- Creative Writing
- DevOps
- Marketing Tech

Advisors



Ryan Linton
Formerly CEO @ Betable, VP Revenue Ops @ Zynga



Steve Barnes
Founder & CEO Neddy Games



Adrian Walters
CEO @ Prodo Group (Social/Digital Agency)

GameApart

GIFs against Society

POWERED BY GIPHY

- Jacob ★ 2
- Annette
- Greg 2
- Ralph
- Jorge
- Eduardo
- Stella
- Jenny
- Jorge
- John

The most exciting thing about GameApart is _____.

FAST-GROWING NEW MARKET


OH MY GOD!

LIVE PRODUCT


It's alive! It's alive!

169M POTENTIAL USERS / $2B SAM


DOLLA DOLLA
BILLS, Y'ALL

KICK ASS TEAM



BUILT-IN VIRALITY


OH, THIS IS GONNA GO VIRAL...

INNOVATIVE PARTNERSHIP MODEL


WOW SO MUCH
EXHILIRATING
CONTENT

Thank you!

PASS

LET'S DO IT!